PINNACLE ENTERTAINMENT, INC.

3980 HOWARD HUGHES PARKWAY

LAS VEGAS, NEVADA 89169

April 10, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Mr. David L. Orlic

Re:	Pinnacle Entertainment, Inc. Preliminary Proxy Statement on Schedule 14A Filed April 7, 2015 File No. 001-13641

Dear Mr. Orlic:

This letter is being submitted by Pinnacle Entertainment, Inc. (the “Company”), in response to the comment received by the Company from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 9, 2015 with respect to the Company’s Preliminary Proxy Statement on Schedule 14A filed on March 24, 2015 with the Commission (the “PREC14A”) and as amended by the Company’s Preliminary Proxy Statement on Schedule 14A (the “PRER14A”) filed on April 7, 2015 with the Commission. The Company is filing Amendment No. 2 to the PREC14A (“Amendment No. 2”) to respond to the Staff’s comment, as described in more detail below. To assist in your review, the Staff’s comment is highlighted in bold below and is followed by the Company’s response.

General

1.	As requested in prior comment 1, please qualify as your belief the statement that the stockholder proposals inappropriately seek to dictate certain corporate governance provisions.

The Company has revised the disclosure on pages 77-78 of Amendment No. 2 in response to the Staff’s comment.

* * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please contact me at 702-541-7729.

Sincerely,

/s/ Elliot D. Hoops
Elliot D. Hoops,
Vice President and Legal Counsel

cc:	David M. Lynn, Esq.
John A. Godfrey, Esq.